UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 24, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ＿   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ＿   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ＿   **No X**

Enclosure: Press release   **TITO MBOWENI APPOINTED CHAIRMAN OF ANGLOGOLD ASHANTI**

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

24 February 2010

TITO MBOWENI APPOINTED CHAIRMAN OF ANGLOGOLD ASHANTI

AngloGold Ashanti is pleased to announce the appointment of Tito Mboweni as chairman of the company with effect from 1 June 2010. Mr Mboweni succeeds Russell Edey who retires after eight years as chairman, and a member of the board since AngloGold's inception in 1998.

In appointing Mr Mboweni, the board took full cognisance of his long and outstanding record of public service. As Labour Minister from 1994 to 1998, Mr Mboweni was architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. And the past ten years have cemented his reputation as one of the world's foremost and highly respected Central Bank governors.

Comments Mr Edey: "I am absolutely thrilled to be succeeded by Tito Mboweni. His standing in international business and financial circles, and his clear identification with the values upon which AngloGold Ashanti is built, is all that our company could have asked for."

Says CEO Mark Cutifani: "We're very pleased to be able to name someone of Tito Mboweni's calibre to chair our board. His experience and stature, both in South Africa and abroad, is a tremendous asset to a company with AngloGold Ashanti's global portfolio and project pipeline, as well as our international shareholder base."

Mr Cutifani also paid tribute to Russell Edey's service to AngloGold Ashanti: "Since joining the company in 2007, I have greatly appreciated Russell's support and backing. He provided continuity during a time of change and during a challenging period for the global economy, during which we successfully executed our hedge reductions and balance sheet restructuring. His vision, clear thinking and integrity have provided the company with a solid governance platform on which to execute our strategy. We wish him all the best for the future."

Johannesburg

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AngloGold Ashanti Limited

Date: February 24, 2010

                                                 By: /s/ L Eatwell
                                                 Name: L EATWELL
                                                 Title: Company Secretary